Exhibit 99.9

Hongli Clean Energy Technologies Corp. Reports Fiscal Year 2015 Financial Results

PINGDINGSHAN, China, October 13, 2015 /GlobeNewswire/ -- Hongli Clean Energy Technologies Corp. (NASDAQ: CETC) (“Hongli” or the “Company”) (formerly known as SinoCoking Coal and Coke Chemical Industries, Inc.), a vertically integrated producer of clean energy products located in Henan Province, today reported its financial results for the fiscal year 2015, which ended June 30, 2015.

4QFY2015 Financial Highlights:

▪	Revenue decreased by 1.0% to $8.5 million for the three months ended June 30, 2015 (4QFY2015), with syngas sales offsetting decreases in sales volume and the average selling prices of coke and coal products.

▪	Revenue of syngas was $5.2 million for 4QFY2015 with sales volume of 51.6 million cubic meters and average selling price per cubic meter of $0.10, which revenue accounted for 61.0% of total revenue, highlighting the Company’s successful transformation from a coke and coal producer to clean energy producer.

▪	Gross profit increased by $2.3 million, or 163.0%, to $3.7 million and gross margin improved by 26.8 points to 43.0% for 4QFY2015, the highest level in recent years, thanks to the contribution from the higher margin syngas sales.

▪	Net loss for 4QFY2015 was ($7.9) million, or ($0.33) per diluted share, compared to net loss of ($0.8) million, or ($0.04) per diluted share, for the same period of last fiscal year. The decrease in net income was mainly related to one-time charges of $8.4 million for bad debt and $2.3 million for asset impairment.

FY2015 Financial Highlights:

▪	Revenue decreased by 9.3% to $45.6 million for FY2015, mainly due to decreased sales volume and decreases in the average selling prices of coke and coal products and partially offset by the contribution of syngas sales which started in October 2014.

▪	Revenue of syngas was $12.4 million for FY2015 with sales volume of 124.1 million cubic meters and average selling price per cubic meter of $0.10, which revenue accounted for 27.3% of total revenue.

▪	Gross profit increased by $3.6 million, or 40.6%, to $12.6 million for FY2015. Gross margin improved by 9.8 percentage points to the highest in four years to 27.7%. The increase in gross profit and gross margin were mainly related to high-margin syngas sales in FY2015.

▪	Net loss for FY2015 was ($3.5) million, or ($0.15) per diluted share, compared to net income of $1.0 million, or $0.05 per diluted share, for FY2014. The decrease in net income was mainly related to increases at one-time charges of $9.9 million for bad debt and $2.3 million for asset impairment.

Mr. Jianhua Lv, Chairman and CEO of Hongli commented, "Fiscal year 2015 was a transitional year for Hongli as our first coke gasification facility (the “Stage I Facility”) started to generate meaningful revenue following the completion of its construction in September 2014, paving the way for Hongli’s transformation from a producer of coal and coke products to a vertically-integrated producer of clean energy products, including washed coal, “medium” or mid-coal and coal slurries, coke, coke powder, coal tar and crude benzol, syngas and electricity. This is particularly significant for Hongli given the unpredictable nature of our coal business due to the ongoing mining moratorium and the weak outlook for our coke business in wake of China’s ‘new normal’ of slower growth and Chinese steelmakers’ continuing battle of overcapacity, inventory glut, and weak prices.”

Mr. Lv continued, “We ended the fiscal year on a strong note with the new syngas business contributing 27.3% of total revenue and gross margin reaching the highest level in recent years, which we believe indicates that our new strategy is starting to bear fruit. Looking ahead, as we continue to ramp up our coke gasification facility and push forward our underground coal gasification (“UCG”) initiative, Hongli is well positioned for success in years to come, in our view.”

Three Months Ended June 30, 2015 Financial Results

	For the Three Months Ended June 30,
($ millions, expect per share data)	2015	2014	% Change
Revenue	$8.50	$8.59	-1.0%
Coke products	$3.03	$8.16	-62.9%
Coal products	$0.29	$0.43	-33.0%
Syngas	$5.19	$0.00	NM
Gross margin	43.0%	16.2%	26.8%
Operating (loss) margin	-94.9%	7.6%	NM
Net loss	($7.88)	($0.84)	NM
Diluted loss per share	($0.33)	($0.04)	NM

Revenue

For the three months ended June 30, 2015, total revenue decreased by approximately $0.1 million, or 1.0%, to $8.5 million from $8.6 million for the same period of last fiscal year as a result of decreases in sales of coke and coal products which was partially offset by sales of syngas which have started to generate revenue from the second quarter of fiscal year 2015.

Revenue of coke products, including finished coke, coke powder, coal tar, and crude benzol, decreased by $5.1 million, or 62.9%, to $3.0 million for the three months ended June 30, 2015, compared to $8.2 million for the same period of last fiscal year. The Company sold 18,362 metric tons of coke products during the three months ended June 30, 2015, a decrease of 22,536 metric tons, or 55.1%, from 40,898 metric tons for the same period of last fiscal year. Average selling price per metric ton for coke products was $165 for the three months ended June 30, 2015, compared to $199 for the same period of last fiscal year. The decrease in sales of coke products was mainly due to continued weakness in coke market demand as well as the Company’s use of coke to produce syngas.

Revenue of coal products, including unprocessed metallurgical coal, processed or washed coal, mid-coal and coal slurries, decreased by $0.1 million, or 33.0%, to $0.3 million for the three months ended June 30, 2015, compared to $0.4 million for the same period of last fiscal year. The Company sold 9,176 metric tons of coal products during the three months ended June 30, 2015, a decrease of 1,320 metric tons, or 12.6%, from 10,496 metric tons for the same period of last fiscal year. Average selling price per metric ton for coal products was $31 for the three months ended June 30, 2015, compared to $41 for the same period of last fiscal year. The decrease in sales of coal products was mainly related to unstable and unpredictable raw coal supply from our coal mines affected by the ongoing mining moratorium. We are unable to anticipate when the moratorium or policy will change to allow us to reopen our mining activities.

Revenue of syngas from our coke gasification facility, which was completed and commenced production in October 2014, was $5.2 million, or 61.0% of total revenue, with sales volume of 51.6 million cubic meters and average selling price per cubic meter of $0.10. The Company had long-term syngas supply agreements with customers to provide syngas at a fixed rate of $0.10 per cubic meter.

	For the Three Months Ended June 30,
	2015			2014
	Revenue ($'000)	Volume ('000 MT)	ASP ($/MT)	Revenue ($'000)	Volume ('000 MT)	ASP ($/MT)
Coke products	3,028	18	165	8,158	41	199
Coal products	289	9	31	431	10	41
Coke and Coal Combined	3,316	28	120	8,590	51	167

	Revenue ($'000)	Volume (million M3)	ASP ($/M3)	Revenue ($'000)	Volume (million M3)	ASP ($/M3)
Syngas	5,185	52	0.10	-	-	-

Gross profit and gross margin

Cost of revenue decreased by $2.4 million, or 32.7%, to $4.8 million for the three months ended June 30, 2015 from $7.2 million for the same period of last fiscal year. The decrease in cost of revenue was mainly as a result of lower sales volume for our coke and coal products. Gross profit increased by $2.3 million, or 163.0%, to $3.7 million for the three months ended June 30, 2015 from $1.4 million for the same period of last fiscal year. Gross margin was 43.0% for the three months ended June 30, 2015, compared to 16.2% for the same period of last fiscal year as a result of increased contribution from the higher margin syngas sales.

Operating income (loss) and operating (loss) margin

Operating expenses, including selling, general and administrative expenses, increased by $11.0 million to $11.7 million for the three months ended June 30, 2015 from $0.7 million for the same period of last fiscal year. The increase in operating expenses was mainly due to increases in bad debt expense of $8.4 million and asset impairment charges of $2.3 million. As a result, operating loss was $8.1 million for the three months ended June 30, 2015, compared to operating income of $0.7 million for the same period of last fiscal year. Operating loss margin was 94.9% for the three months ended June 30, 2015, compared to operating margin of 7.6% for the same period of last fiscal year.

Net income (loss) and EPS

Total other income was $0.5 million for the three months ended June 30, 2015, compared to total other expenses of ($1.2) million for the same period of last fiscal year. The change in total other income was mainly related to favorable impact of change in fair value of warrants of $1.8 million.

As a result of the foregoing, net loss for the three months ended June 30, 2015 was ($7.9) million, or ($0.33) per diluted share, compared to net loss of ($0.8) million, or ($0.04) per diluted share, for the same period of last fiscal year.

Twelve Months Ended June 30, 2015 Financial Results

	For the Twelve Months Ended June 30,
($ millions, expect per share data)	2015	2014	% Change
Revenue	$45.61	$50.27	-9.3%
Coke products	$28.80	$43.86	-34.3%
Coal products	$4.37	$6.41	-31.8%
Syngas	$12.44	$0.00	NM
Gross margin	27.7%	17.9%	9.8%
Operating (loss) margin	-6.8%	13.4%	NM
Net income (loss)	($3.46)	$0.99	NM
Diluted earnings (loss) per share	($0.15)	$0.05	NM

Revenue

For the twelve months ended June 30, 2015, total revenue decreased by $4.7 million, or 9.3%, to $45.6 million from $50.3 million for the same period of last fiscal year as a result of decreases in sales of coke and coal products and partially offset by sales of syngas which started to generate revenue from the second quarter of fiscal year 2015.

Revenue of coke products, including finished coke, coke powder, coal tar, and crude benzol, decreased by $15.1 million, or 34.3%, to $28.8 million for the twelve months ended June 30, 2015, compared to $43.9 million for the same period of last fiscal year. The Company sold 160,786 metric tons of coke products for fiscal year 2015, a decrease of 48,288 metric tons, or 23.1%, from 209,074 metric tons for the same period of last fiscal year. Average selling price per metric ton for coke products was $179 for fiscal year 2015, compared to $210 for the same period of last fiscal year. The decrease in sales of coke products was mainly due to continued weakness in coke market demand as well as the Company’s use of coke to produce syngas.

Revenue of coal products, including unprocessed metallurgical coal, processed or washed coal, mid-coal and coal slurries, decreased by $2.0 million, or 31.8%, to $4.4 million for the twelve months ended June 30, 2015, compared to $6.4 million for the same period of last fiscal year. The Company sold 59,525 metric tons of coal products for fiscal year 2015, a decrease of 15,134 metric tons, or 20.3%, from 74,659 metric tons for the same period of last fiscal year. Average selling price per metric ton for coal products was $73 for fiscal year 2015, compared to $86 for the same period of last fiscal year. The decrease in sales of coal products was mainly related to unstable and unpredictable raw coal supply from our coal mines affected by the ongoing mining moratorium. We are unable to anticipate when the moratorium or policy will change to allow us to reopen our mining activities.

Revenue of syngas from our coke gasification facility, which was completed and commenced production in October 2014, was $12.4 million, or 27.3% of total revenue, with sales volume of 124.1 million cubic meters and average selling price per cubic meter of $0.10. The Company had long-term syngas supply agreements with customers to provide syngas at a fixed rate of $0.10 per cubic meter.

	For the Twelve Months Ended June 30,
	2015			2014
	Revenue ($'000)	Volume ('000 MT)	ASP ($/MT)	Revenue ($'000)	Volume ('000 MT)	ASP ($/MT)
Coke products	28,799	161	179	43,857	209	210
Coal products	4,371	60	73	6,410	75	86
Coke and Coal Combined	33,170	220	151	50,268	284	177

	Revenue ($'000)	Volume (million M3)	ASP ($/M3)	Revenue ($'000)	Volume (million M3)	ASP ($/M3)
Syngas	12,444	124	0.10	-	-	-

Gross profit and gross margin

Cost of revenue decreased by $8.3 million, or 20.1%, to $33.0 million for the twelve months ended June 30, 2015 from $41.3 million for the same period of last fiscal year. The decrease in cost of revenue was mainly as a result of lower sales volume for our coke and coal products. Gross profit increased by $3.6 million, or 40.6%, to $12.6 million for the twelve months ended June 30, 2015 from $9.0 million for the same period of last fiscal year. Gross margin was 27.7% for the twelve months ended June 30, 2015, compared to 17.9% for the same period of last fiscal year as a result of increased contribution from the higher margin syngas sales.

Operating income (loss) and operating (loss) margin

Operating expenses, including selling, general and administrative expenses, increased by $13.5 million to $15.7 million for the twelve months ended June 30, 2015 from $2.3 million for the same period of last fiscal year. The increase in operating expenses was mainly due to: 1) increase in bad debt expense of $9.9 million, 2) increase in depreciation expense of $0.5 million, and 3) increase in asset impairment charges of $2.3 million. As a result, operating loss was ($3.1) million for the twelve months ended June 30, 2015, compared to operating income of $6.7 million for the same period of last fiscal year. Operating loss margin was (6.8%) for the twelve months ended June 30, 2015, compared to operating margin of 13.4% for the same period of last fiscal year.

Net income (loss) and EPS

Total other income was $1.7 million for the twelve months ended June 30, 2015, compared to total other expenses of ($3.9) million for the same period of last fiscal year. The change in total other income was mainly due to favorable impact of change in fair value of warrants of $7.1 million and partially offset by an increase in interest expenses of $1.1 million.

As a result of the foregoing, net loss for the twelve months ended June 30, 2015 was ($3.5) million, or ($0.15) per diluted share, compared to net income of $1.0 million, or $0.05 per diluted share, for the same period of last fiscal year.

Financial Condition

As of June 30, 2015, the Company had cash of approximately $0.1 million, short-term loans and current portion of long-term loans of $44.5 million, and long-term loans of $0, compared to $0.2 million, $20.8 million, and $29.2 million, respectively, at June 30, 2014. Working capital as of June 30, 2015 was ($25.4) million, as compared to $6.8 million at June 30, 2014. The increase in working capital deficit was due to: 1) the $29.2 million loans reclassified in current portion, 2) $4.2 million increase in short-term loans, 3) $10.1 million in short-term loans being repaid, 4) $16.2 million investment in the constructions of coke gasification and underground coal gasification facilities, and 5) $1.4 million accrued for construction and asset purchases payable. Working capital deficit was offset by: 1) $8.2 million loan receivable collected, and 2) $13.2 million of funds raised in a private placement during the fiscal year ended June 30, 2015.

Net cash provided by operating activities was $0.5 million for the twelve months ended June 30, 2015, compared to net cash used in operating activities of $0.6 million for the same period of last fiscal year. Net cash used in investing activities was $8.2 million for the twelve months ended June 30, 2015, compared to $0 for the same period of last fiscal year. The Company collected $8.0 million from the loans receivable from Capital Paradise Limited, and invested $13.6 million in coke gasification facilities and $2.6 million in the construction of underground coal gasification. Net cash provided by financing activities was $7.5 million for the twelve months ended June 30, 2015, compared to $0.1 million for the same period of last fiscal year. During fiscal year 2015, we received $13.2 million through a registered sale of 2,818,845 shares of our common stock, obtained a $0.2 million loan from Mr. Jianhua Lv, our Chairman and Chief Executive Officer, repaid $8.1 million outstanding loans to Bairui Trust, repaid $2.0 million outstanding loans to Capital Paradise Limited, and received $4.2 million loans from Capital Paradise Limited.

Recent Development

On October 8, 2015, the Company entered into a supplemental agreement with Bairui Trust Co., Ltd. to extend the maturity date of a RMB 180 million (approximately $29.3 million) from the Lender from October 2, 2015, to April 2, 2016. The annual interest rate of the Loan remained unchanged at 11.88%. Due to a national holiday in China, the agreement was executed on October 8, 2015.

On September 29, 2015, the Company received a letter from The NASDAQ Stock Exchange regarding the Registrant’s failure to comply with NASDAQ Continued Listing Rule (the “Rule”) 5550(a)(2). NASDAQ requires that listed securities maintain a minimum bid price of $1 per share. The Company has been provided with a period of 180 calendar days, or until March 28, 2016, to regain compliance with the NASDAQ’s rule. The Company intends to evaluate available options to resolve the deficiency and regain compliance.

On August 12, 2015, the Company announced that it had agreed in principle to lease a facility for syngas production for 10 years for an annual payment of RMB 10.1 million (approximately US$1.6 million) from Zhengzhou Coal Industry (Group) Co., Ltd. ("ZMJT"), a large-scale state-owned coal and electric energy company.

On July 2, 2015, the Company announced that, at its Annual Meeting of Shareholders held on June 30, 2015, a majority of the shares of common stock present at the meeting in person or by proxy voted in favor of changing its name from “SinoCoking Coal and Coke Chemical Industries, Inc.” to “Hongli Clean Energy Technologies Corp.” and its trading symbol on NASDAQ from "SCOK” to “CETC”. The changes went into effect on July 28, 2015 on NASDAQ.

On May 4, 2015, the Company announced: 1) it had shipped 51 million cubic meters of syngas to its three syngas customers and generated RMB 31 million in sales (all from the Stage I Facility which we completed at the end of September 2014 and commenced production in October 2014) during the 3QFY15 quarter.

About Hongli Clean Energy Technologies Corp.

Previously known as SinoCoking Coal and Coke Chemical Industries, Inc., Hongli Clean Energy Technologies Corp. (“Hongli” or the “Company”) is a Florida corporation and an emerging producer of clean energy products located in Pingdingshan City, Henan Province, China. The Company has historically been a vertically-integrated coal and coke processor of basic and value-added coal products for steel manufacturers, power generators, and various industrial users. The Company has been producing metallurgical coke since 2002, and acts as a key supplier to regional steel producers in central China. The Company also produces and supplies thermal coal to its customers in central China. The Company currently owns its assets and conducts its operations through its subsidiaries, Top Favour Limited and Pingdingshan Hongyuan Energy Science and Technology Development Co., Ltd., and its affiliated companies, Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd., Baofeng Coking Factory, Baofeng Hongchang Coal Co., Ltd., Baofeng Hongguang Environment Protection Electricity Generating Co., Ltd., Zhonghong Energy Investment Company, Henan Hongyuan Coal Seam Gas Engineering Technology Co., Ltd., Baofeng Shuangri Coal Mining Co., Ltd., and Baofeng Xingsheng Coal Mining Co., Ltd.

For additional information on the Company, please go to  http://www.cetcchina.net/ or refer to the company's periodic reports filed with the Securities and Exchange Commission (http://www.cetcchina.net/sec-filings.html). Investors wishing to receive the Company's corporate communications as they become available may go to the company's Investor Relations site (http://www.cetcchina.net/corporate-overview.html) and register under Email Alerts.

Also, investors may submit questions directly to Mr. Lv and his staff to receive non-confidential information about the company's operations and products at the company's "Ask Management" blog (http://www.cetcchina.net/ask-management.html).

Forward-Looking Statements

This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. The words or phrases "plans," "would be," "will allow," "intends to," "may result," "are expected to," "will continue," "anticipates," "expects," "estimate," "project," "indicate," "could," "potentially," "should," "believe," "think," "considers" or similar expressions are intended to identify "forward-looking statements." These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

Company Contact:

Song Lv, CFO
Phone: + 86-375-2882-999
Email: lvsong@sinocoking.net
Website: http://www.cetcchina.net/

Investor Relations Contact:

Tina Xiao
Weitian Group LLC
Phone: +1-917-609-0333
Email: tina.xiao@weitian-ir.com

HONGLI CLEAN ENERGY TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,
	2015	2014
ASSETS
CURRENT ASSETS
Cash	$81,605	$191,992
Accounts receivable, net	13,970,451	8,946,435
Other receivables and deposits	4,928,967	5,787,232
Loans receivable	-	8,032,037
Inventories	3,191,605	7,419,821
Advances to suppliers	8,216,127	8,700,022
Prepaid expenses	16,670	-
Total current assets	30,405,425	39,077,539

PLANT AND EQUIPMENT, net	18,750,242	14,426,319

CONSTRUCTION IN PROGRESS	65,420,768	40,389,961

OTHER ASSETS
Security deposit	-	4,873,928
Prepayments	19,674,034	61,815,632
Intangible assets, net	56,355,185	32,305,697
Long-term investments	2,920,247	2,898,233
Other assets	114,589	113,725
Total other assets	79,064,055	102,007,215

Total assets	$193,640,490	$195,901,034
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Current maturity of long-term loans	$44,471,220	$20,795,425
Accounts payable, trade	70,164	2,978,326
Other payables and accrued liabilities	4,503,689	2,460,113
Other payables - related party	736,596	526,699
Acquisition payable	4,747,250	4,711,463
Customer deposits	80,306	79,701
Taxes payable	907,472	765,421
Current portion of warrants liability	289,481	-
Total current liabilities	55,806,178	32,317,148

LONG-TERM LIABILITIES
Long-term loans	-	29,243,566
Warrants liability	2,626,168	16
Total long-term liabilities	2,626,168	29,243,582

Total liabilities	58,432,346	61,560,730

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized, 23,960,217 shares and 21,121,372 shares issued and outstanding as of June 30, 2015 and 2014, respectively	23,960	21,121
Additional paid-in capital	6,846,397	3,592,053
Statutory reserves	3,689,941	3,689,941
Retained earnings	108,831,633	112,295,407
Accumulated other comprehensive income	11,484,613	10,410,182
Total SinoCoking Coal and Coke Chemicals Industries, Inc's equity	130,876,544	130,008,704

NONCONTROLLING INTERESTS	4,331,600	4,331,600

Total equity	135,208,144	134,340,304

Total liabilities and equity	$193,640,490	$195,901,034

HONGLI CLEAN ENERGY TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended June 30,
	2015	2014

REVENUE	$45,613,084	$50,267,693

COST OF REVENUE	32,973,492	41,275,791

GROSS PROFIT	12,639,592	8,991,902

OPERATING EXPENSES:
Selling	137,858	154,716
General and administrative	15,601,184	2,121,849
Total operating expenses	15,739,042	2,276,565

INCOME (LOSS) FROM OPERATIONS	(3,099,450)	6,715,337

OTHER INCOME (EXPENSE)
Interest income	165,367	566,541
Interest expense	(5,552,467)	(4,477,049)
Other finance expense	(63,083)	(71,870)
Other income, net	-	109,100
Change in fair value of warrants	7,131,724	5
Total other income (expense), net	1,681,541	(3,873,273)

INCOME (LOSS) BEFORE INCOME TAXES	(1,417,909)	2,842,064

PROVISION FOR INCOME TAXES	2,045,865	1,851,482

NET INCOME (LOSS)	(3,463,774)	990,582

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,074,431	506,959

COMPREHENSIVE INCOME (LOSS)	$(2,389,343)	$1,497,541

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	23,291,832	21,121,372

EARNINGS (LOSSES) PER SHARE
Basic and diluted	$(0.15)	$0.05

HONGLI CLEAN ENERGY TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,463,774)	$990,582
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	1,376,901	908,232
Amortization and depletion	70,953	70,913
Write-off other receivables and advances to suppliers	-	89,298
Change in fair value of warrants	(7,131,724)	(5)
Bad debt expense	10,113,269	169,936
Loss from inventory LCM	44,388	169,957
Gain on waived liabilities	-	(96,472)
Impairment loss of long-lived assets	2,431,718	-
Amortization of prepaid expenses	83,330	-
Change in operating assets and liabilities
Accounts receivable, trade	(5,009,210)	427,486
Other receivables	895,390	(1,558,667)
Inventories	4,220,150	(4,568,625)
Advances to suppliers	(958,306)	128,205
Accounts payable, trade	(2,917,080)	2,800,529
Other payables and accrued liabilities	638,907	323,870
Customer deposits	-	(130,272)
Taxes payable	135,602	(373,545)
Net cash provided by (used in) operating activities	530,514	(648,578)

CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans receivable	8,232,037	-
Loan receivable to CPL	(200,000)	-
Payments of gasification equipment	(13,575,250)	-
Prepayments of construction of underground coal gasification	(2,606,926)	-
Net cash used in investing activities	(8,150,139)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	-	9,770,396
Payments of note payable	-	(9,770,396)
Repayment of short-term loans - Bairui Trust	(8,146,640)	-
Proceeds from short-term loans - CPL	4,227,765	-
Repayment of short-term loans - CPL	(1,990,699)
Proceeds from short-term loans - others	-	163,700
Payment of short-term loans - others	-	(489,380)
Proceeds from issuance of common stock	13,204,539	-
Proceeds from (payment to) related parties	215,920	385,000
Net cash provided by financing activities	7,510,885	59,320

EFFECT OF EXCHANGE RATE ON CASH	(1,647)	(768)

DECREASE IN CASH	(110,387)	(590,026)

CASH, beginning of period	191,992	782,018

CASH, end of period	$81,605	$191,992

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$2,053,280	$1,738,133
Cash paid for interest expense, net of capitalized interest	$4,901,566	$3,376,213

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Reclassification of short-term loans to long-term loans	$-	$29,243,566
Reclassification long-term loans to short-term loans	$29,327,902	$-
Common stock issued for a service fee	$100,000	$-
Issuance of warrants related to the sale of common stock	$10,047,356	$-
Transfer of construction in progress into plant and equipment	$7,052,383	$-
Reclassification of prepayments to construction in progress	$29,947,047	$-
Reclassification of prepayments to land use right	$11,902,241	$-
Reclassification of construction in progress to land use rights	$11,861,507	$-
Other payable accrued for land use right registration	$473,743	$-

HONGLI CLEAN ENERGY TECHNOLOGIES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

						Accumulated
			Additional	Retained earnings		other
	Common Stock		paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par Value	capital	reserves	Unrestricted	income	interest	Total
BALANCE, July 1, 2013	21,121,372	$21,121	$3,592,053	$3,689,941	$111,304,825	$9,903,223	$4,331,600	$132,842,763
Net income					990,582			990,582
Foreign currency translation adjustments						506,959		506,959
BALANCE, June 30, 2014	21,121,372	21,121	3,592,053	3,689,941	112,295,407	10,410,182	4,331,600	134,340,304
Issuance of common shares	2,838,845	2,839	3,254,344					3,257,183
Net loss					(3,463,774)			(3,463,774)
Foreign currency translation adjustments						1,074,431		1,074,431
BALANCE, June 30, 2015	23,960,217	$23,960	$6,846,397	$3,689,941	$108,831,633	$11,484,613	$4,331,600	$135,208,144